NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
P.E.
1-10-08



08021431

RECD S.E.C.
JAN 2008
1086

January 10, 2008

John A. Berry
Divisional Vice President and
Associate General Counsel
Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/10/2008

Re: Abbott Laboratories

Dear Mr. Berry:

This is in regard to your letter dated January 7, 2008 concerning the shareholder proposal submitted by the Sisters of Charity of Saint Elizabeth; the Basilian Fathers of Toronto; the Benedictine Sisters Charitable Trust; the Benedictine Sisters of Virginia; the Camilla Madden Charitable Trust; Catholic Health Initiatives; Catholic Healthcare Partners; Catholic Healthcare West; the Benedictine Convent of Perpetual Adoration; the Congregation of Divine Providence, Inc.; the Mount St. Scholastica; Providence Trust; the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas; the Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province; the Sisters of the Holy Spirit and Mary Immaculate; and the Sisters of the Sorrowful Mother for inclusion in Abbott Laboratories' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Abbott Laboratories therefore withdraws its December 27, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: The Sisters of Charity of Saint Elizabeth and co-proponents
c/o Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

The Camilla Madden Charitable Trust
c/o Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Hts. Drive
Adrian, MI 49221

Colleen Scanlon
Senior Vice President, Advocacy
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202-4004

Michael D. Connelly
President & CEO
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com


RECEIVED
2007 DEC 27 PM 4:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 27, 2007

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by Sisters of Charity of Saint Elizabeth, Basilian Fathers of Toronto, Benedictine Sisters Charitable Trust (Texas), Benedictine Sisters of Virginia, Camilla Madden Charitable Trust, Catholic Health Initiatives, Catholic Healthcare Partners, Catholic Healthcare West, Benedictine Convent of Perpetual Adoration, Congregation of Divine Providence, Inc., Mount St. Scholastica Benedictine Sisters, Providence Trust, Sisters of Charity of the Incarnate Word, Houston, Texas, Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province, Sisters of the Holy Spirit and Mary Immaculate and Sisters of the Sorrowful Mother International Finance, Inc.

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend an enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Sisters of Charity of Saint Elizabeth, as the primary sponsor of the proposal, and Basilian Fathers of Toronto, Benedictine Sisters Charitable Trust (Texas), Benedictine Sisters of Virginia, Camilla Madden Charitable Trust, Catholic Health Initiatives, Catholic Healthcare Partners, Catholic Healthcare West, Benedictine Convent of Perpetual Adoration, Congregation of Divine Providence, Inc., Mount St. Scholastica Benedictine Sisters, Providence Trust, Sisters of Charity of the Incarnate Word, Houston, Texas, Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province, Sisters of the Holy Spirit and Mary Immaculate and Sisters of the Sorrowful Mother International Finance, Inc., as co-sponsors of the proposal, (the "Proponents") from the proxy materials for Abbott's 2008 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 19, 2008.


Abbott

A Promise for Life

We received a notice from the primary sponsor on behalf of the Proponents on November 9, 2007, submitting the proposal for consideration at our 2008 annual shareholders' meeting. The proposal, a copy of which, together with the preamble and supporting statement, is attached as Exhibit A (the "Proposal"), reads as follows:

> RESOLVED, shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

The preamble and supporting statement of the Proposal refer to current lobbying efforts in the health sector and a desire of the Proponents to direct Abbott's lobbying efforts. In addition, the supporting statement requests that the Board "report annually about how it is implementing such principles." Copies of correspondence between the Company and the Proponents relating to the Proposal are attached as Exhibit B.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. Copies of this letter are being sent to notify each Proponent of our intention to omit the Proposal from our 2008 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2008 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be excluded under Rule 14a-8(i)(7) because it involves ordinary business matters.

The Proposal in question seeks to compel Abbott to actively endorse universal, affordable health care coverage. The preamble to the Proposal addresses the current lobbying efforts of companies and the projected amounts spent on lobbying in the health care industry and notes that the Proposal is needed because "such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders." This demonstrates that the Proponents are primarily concerned with involving Abbott in lobbying for and participating in public policy debates with respect to legislative and regulatory initiatives, all of which are ordinary business matters.

It is well established that shareholder proposals addressing issues involving health care reform may be excluded from issuer proxy statements pursuant to Rule 14a-8(i)(7) when such proposals are directed at involving the company in the political or legislative process on issues that relate to an aspect of a company's operations or business. In *International Business Machines Corp.* (January 21, 2002), a proposal required the company to "join with other corporations to support the establishment of a national health insurance system." The Staff permitted that exclusion because the proposal was "directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." In *Chrysler Corp.* (February 10, 1992) and *Chrysler Corp.* (March 29, 1993), the Staff concurred in the exclusion of a proposal requesting that the company actively support and lobby for universal health coverage and a proposal requesting that the company support three universal health care program concepts because the proposals were "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations."

The conclusion that involvement in the legislative and political process falls within the ordinary course of business exclusion is not limited to health care reform proposals. For example, in *General Motors Corp.* (April 7, 2006), the Staff permitted exclusion of a proposal requesting that the company petition the U.S. government for improved corporate average fuel economy standards and that the company lead the effort to enroll the assistance of the Administration and Congress and the automotive industry to develop a non-oil based transportation system and spread this technology to other nations. The Staff found that the proposal was directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations.

In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the term "ordinary business" refers to matters that are "rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Further, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they should not be subject to shareholder vote. *Id.* Exchange Act Release No. 34-40018 also states that another policy behind Rule 14a-8(i)(7) is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." An assessment of Abbott's approach to regulatory or legislative reforms and public policies that affect Abbott's business is a customary and important responsibility of management and is not a proper subject for shareholder involvement. As part of its normal business operations, Abbott participates in the legislative and regulatory process. This involves an assessment of many complicated and interrelated factors, which include the likelihood of success of the lobbying efforts, the effect of certain regulations on Abbott, its financial position and shareholder value and the impact on patient rights and access to medicine. Therefore, decisions as to how and whether to lobby on behalf of particular initiatives are made by the Company after taking into account a multitude of factors, many of which are not apparent to shareholders. The Proposal seeks to address Abbott's activities that are more appropriately addressed by management, and not by shareholders, and therefore implicates Abbott's ordinary business operations.

In determining when the focus of a proposal involves the ordinary course of a company's business operations, the Staff considers "both the proposal and the supporting statement as a whole." Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005). A supporting statement alone may cause the Staff to conclude that a proposal relates to an ordinary business matter. In *Pfizer Inc.* (January 31, 2007) and *General Electric Co.* (January 30, 2007), the Staff permitted exclusion of a proposal and supporting statement that requested that the company produce a social responsibility report that included the company's plan to address specific policy matters such as tax reform, litigation and tort law reform and reform of the Sarbanes-Oxley Act of 2002. While the "resolved" clause simply asked for a description of company activity and plans, the supporting statement provided that "[s]hareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities." As such, the Staff determined that the proposals related to the ordinary business operations of the companies, as each required an evaluation of the impact of government regulation on the company. *See also General Electric Co.* (January 10, 2005) (exclusion permitted under the ordinary business argument even though the resolution itself involved a policy typically not excludable when the supporting statement requested a change relating to the nature, presentation and content of the company's films by minimizing the depiction of smoking).

The preamble to the Proposal discusses lobbying as the context for the Proposal, noting that the health care industry pays lobbyists to "influence elected leaders regarding the company's position." It further provides that the Proposal is needed "[b]ecause such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders." The Proponents cannot circumvent the exclusion of an ordinary course of business proposal by moving the language directly addressing lobbying efforts to a preamble or supporting statement. As was the case in *Pfizer Inc.* (January 31, 2007) and *General Electric Co.* (January 30, 2007), the "resolved" clause in the Proposal does not specifically reference lobbying activities. However, most of the Proposal's preamble describes the lobbying efforts of the health sector. The focus of the Proposal primarily concerns the creation of an Abbott lobbying program to induce the government to take action to establish affordable, universal health care policies. Because these matters implicate Abbott's ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7).

In the supporting statement, the Proponents urge the Board to report annually about how it is implementing its health care reform principles. Although the Proposal is phrased as a request to Abbott to report on how it is implementing universal, affordable health care principles, the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." Exchange Act Release No. 34-20091 (August 16, 1983). The Staff has frequently concurred in the exclusion of proposals that request a report evaluating the impact of health care reform by a company's board of directors. *See Brunswick Corp.* (February 10, 1992); *Dole Food Co.* (February 10, 1992); *GTE Corp.* (February 10, 1992); *Minnesota Mining and Manufacturing Co.* (February 10, 1992); *PepsiCo Inc.* (March 7, 1991). In each of these letters, the Staff agreed that the proposal was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. The Staff has also excluded proposals requesting reports involving other topics relating to legislative or regulatory proceedings as an ordinary business matter. *See Johnson & Johnson* (January 24, 2006) (permitting exclusion of a proposal relating to a report on the impact of a flat tax on the company); *General Electric Co.* (January 17, 2006) (same); *Niagara Mohawk Holdings, Inc.* (March 5, 2001) (permitting exclusion of a proposal relating to a report on pension-related issues being considered in federal regulatory and legislative proceedings); *International*

Business Machines Corp. (March 2, 2000) (permitting exclusion of a proposal relating to a report on federal regulatory issues and legislative proposals regarding cash balance plan conversions). More recently, the Staff determined that a proposal requesting that the company prepare a report describing the company's plan to address specific issues under review by federal regulators and legislative proposals is directed at involving the company in the political or legislative process and is thus excludable. *See Pfizer Inc.* (January 31, 2007); *General Electric Co.* (January 30, 2007). Like *Pfizer Inc.* and *General Electric Co.*, the Proponents are seeking to influence Abbott's political and lobbying activities by requesting a report on legislative reforms and political policies affecting Abbott's operations.

We recognize that not all proposals addressing reports on political activities relate to ordinary business matters. For example, in *Pfizer Inc.* (February 9, 2006), the Staff did not permit exclusion of a proposal requesting a report on the company's policies for political contributions. The critical difference between the requested report in this *Pfizer Inc.* proposal and in the Proposal received by Abbott is that a report establishing how funds are spent after the fact does not infringe on management's ability to decide where to spend the funds. The report requested in the Proposal, on the other hand, is designed to influence Abbott's legislative and political policy in the area of health care reform and, as such, is an attempt to move a management function to shareholders and should thus be excluded as relating to ordinary business matters.

In Staff Legal Bulletin No. 14C, part D.2, the Staff explained that it does not concur in excluding proposals on ordinary business grounds "to the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health." While the Proponents argue that lobbying to affect public policy on the issue of universal health care is not ordinary business, the Proposal does not identify Abbott operations as a source of the problem inherent in health care coverage and therefore is not requesting a minimization or elimination of Abbott operations that may negatively affect public health. In this way the Proposal is distinguishable from a proposal such as the one discussed in *The Dow Chemical Co.* (February 23, 2005), where the Staff did not permit exclusion of a proposal requesting a report on certain toxic chemicals in the company's products under the argument that it relates to ordinary business operations.

The lobbying requested by the Proposal involves Abbott in the political or legislative process relating to aspects of its operations. To the extent that the Proposal is seeking lobbying to promote affordable, universal health care, it affects Abbott's customer base, which, in turn, affects Abbott's sales and marketing efforts. To the extent that lobbying is directed at employee health care, it impacts Abbott's employee benefit plans. Both of these are aspects of Abbott's ordinary business operations. Therefore, the requested political and legislative process that the Proposal seeks clearly relates to an aspect of Abbott's operations, making the Proposal excludable for involving ordinary business operations under Rule 14a-8(i)(7).

II. The Proposal may be excluded under Rule 14a-8(i)(6) because Abbott lacks the power to implement such principles.

To the extent the Proposal seeks to influence legislative and political policies in the area of health care reform, Abbott lacks the power to implement such policies. Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded "if the company would lack the power or authority to implement the proposal." When examining whether it is beyond a company's power to implement a shareholder proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff does not look at whether the company has the power to adopt the proposed policy such as a health care policy, but instead looks at the company's ability to implement the actions that are the subject of the proposed policy (in this case, implementing health care reform initiatives). *See, for example, Catellus Development Corp.* (March 3, 2005) (permitting exclusion of a proposal that the company adopt a policy relating to a particular piece of property because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *Ford Motor Co.* (February 27, 2005) (permitting exclusion of a proposal that the company adopt a policy that an independent director serve as chairman of the board because the company could not ensure that the subject of the proposed policy would be satisfied (*i.e.*, that the chairman retain his or her independence at all times) and no mechanism was provided to cure a failure); *General Electric Co.* (January 14, 2005) (same).

The Proponents urge Abbott to adopt principles for comprehensive health care reform, not principles limited to health coverage that Abbott offers to its employees, and report on Abbott's implementation of these principles. Universal health care coverage is not something within Abbott's power to implement. Affordable, universal, continuous health care coverage requires extensive governmental action. It may require additional tax revenue or reallocation of governmental spending priorities. If private health care coverage is to be offered, insurance companies must be involved in the process. Abbott does not have power or authority to implement legislation, regulation or political policies that will result in universal, affordable health care. Furthermore, Abbott is not an insurance company; while Abbott provides health care coverage for its employees, it does not sell health insurance to the public. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(6) because it is outside of Abbott's power to implement.

III. The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague, indefinite and misleading.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or statement is contrary to any of the Commission's proxy rules or regulations. Rule 14a-9 prohibits proposals that are false or materially misleading. The Proponents argue that Abbott uses lobbyists to influence elected leaders in "less-than-transparent ways" and will hide behind "any veil or secrecy." Further, the comments of the Proponents in the preamble imply that there is no existing law requiring companies to disclose the issues covered by lobbying efforts. That is incorrect. Abbott submits reports to the United States Senate and House of Representatives in accordance with all lobby laws. These reports disclose the amount of money Abbott spends on lobbying, along with the issues covered by that lobbying. Those reports have been generated by Abbott since 1995 as required by law and are publicly available on a federal government website. Therefore, the language of the Proposal misleads shareholders into believing that Abbott does not disclose its current lobbying efforts and should thus be excluded.

A proposal is excludable as vague and indefinite under Rule 14a-8(i)(3) when "neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

For example, in *Alcoa Inc.* (December 24, 2002), the Staff permitted exclusion of a proposal relating to the company committing itself to the "full implementation of [International Labor Organization] human rights standards" and a program to monitor compliance with "these standards" without identifying or fairly summarizing those standards. Similarly, this Proposal focuses on Abbott adopting principles to make health care universal, affordable and "sustainable for society," while also making sure that the health insurance is "effective, efficient, safe, timely, patient-centered, and equitable," without providing any guidance on how a health care policy could accomplish all of these requirements and without acknowledging that their goals are entirely beyond Abbott's reach to accomplish. Therefore, a shareholder voting on the Proposal would have no idea what was actually being approved. The Proposal misleads the shareholder into believing that he or she is promoting high-quality, universal health care when there is no insight as to how such a goal would be implemented from a practical sense. Thus, the Proposal should be excluded as vague and misleading.

IV. The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

To the extent the Proposal relates to promoting affordable, universal health care through internal programs and initiatives, Abbott has substantially implemented the Proposal. Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal if the company has "substantially implemented" the action requested. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). Shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal or has implemented the essential objective of the proposal. *See, for example, Telular Corp.* (December 5, 2003); *Cisco Systems, Inc.* (August 11, 2003); *The Talbots, Inc.* (April 5, 2002).

Abbott has disclosed its position on health care. It believes that all people should have access to quality health care and that solutions need to be found to help the millions of Americans who do not have health insurance. *See http://www.abbott.com/global/url/content/en_US/40.40:40/general_content/General_Content_00274.htm.* The Company participates in numerous programs to assist the uninsured or underinsured with their health care needs. These programs are explained in great detail on the Company's website, www.abbott.com/citizenship. Among other programs, Abbott's efforts include, among many other initiatives, the following in 2006 and 2007:

- In 2006, the Company and the Abbott Fund, a philanthropic foundation, invested nearly $300 million in grants and products which assisted millions of disadvantaged patients around the world.

- In 2006, the Company donated free medicines, nutritional products and glucose tests through its U.S. patient assistance programs valued at more than $172 million and which assisted 141,000 low-income Americans without medical insurance.

- Abbott helped create and participates in a partnership with pharmaceutical companies, medical associations and patient advocacy organizations called Partnership for Prescription Assistance, which has matched more than 3.2 million Americans with patient assistance programs.

- Abbott supported the enactment of the Medicare Modernization Act which provided voluntary prescription drug coverage to Medicare health insurance for senior citizens. Abbott mobilized employees to help educate eligible seniors about the drug prescription plan and its options and to help them enroll.

- The Abbott Fund sponsors the Global Health Council Policy Series which brings together senior representatives of the U.S. Government, non-governmental organizations, global health policy experts, United Nations agencies and corporations to discuss and debate solutions to public health challenges.

- The Company presented at a forum of Ministers of Health from Commonwealth countries about the role of public/private partnerships to improve health systems and increase access to health services for patients in these developing countries.

- Abbott supports the State Children's Health Insurance Program to preserve and expand access to health care for thousands of children in the United States.

In short, the Company regularly participates in public policy forums, briefings for policymakers and partnerships to advocate for expanded and affordable healthcare for patients in the U.S. and around the world. All of these examples establish that Abbott already has policies, practices and procedures in place relating to making health care costs more affordable for the uninsured or underinsured and have successfully implemented many programs having a positive effect worldwide. Therefore, the Proposal should be excluded pursuant to Rule 14a-8(i)(10).

V. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2008 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii), this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2008 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The primary sponsor of the Proposal may be reached by contacting Sister Barbara Aires, SC by phone at 973.290.5402 and by facsimile at 973.290.5441. The additional Proponents' representatives may be reached at the contact information provided in Exhibit C.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: All representatives of the Proponents listed in Exhibit C.

Exhibit A

Proposal

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

Exhibit B

Correspondence


THE SISTERS OF CHARITY
OF SAINT ELIZABETH


JAB
CC: TCF
CVB
JBT
MDB
RR

November 5, 2007

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Mr. White,

The Sisters of Charity of Saint Elizabeth continue to be deeply committed to our work to increase access to medicine particularly for the millions of un-insured and underinsured and to protect shareholder value by encouraging meaningful reform in the pharmaceutical industry. Therefore, the Sisters of Charity of Saint Elizabeth request that the Board of Directors adopt principles for comprehensive health care as in the attached proposal.

I have been authorized by the Sisters of Charity of Saint Elizabeth to notify you of our intention to file this resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

The Sisters of Charity of Saint Elizabeth are the beneficial owners of at least 500 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

If you should, for any reason, desire to oppose the adoption of the proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

We welcome dialogue on this important issue.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY


RECEIVED
NOV 0 9 2007
LAURA J. SCHUMACHER

RECEIVED
NOV - 9 2007
M.D. WHITE

P 973.290.5402
F 973.290.5441
P.O. BOX 475
CONVENT STATION
NEW JERSEY
07961-0475

BAIRES@SCNJ.ORG

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 6, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in Abbott Laboratories, have asked to be included in the 2007 proxy statement.

Also, enclosed is a copy of the cover letter Mr. Miles White, CEO of Abbott Laboratories.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Encs.

SBA/an


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY
MDCCCLIX

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG



"B Aires" <baires@scnj.org>
11/21/2007 09:42 AM

To "Christine E Feldman" <christine.feldman@abbott.com>
cc
bcc
Subject RE: Shareholder Proposal

On behalf of the Sisters of Charity of Saint Elizabeth,

I do **not** intend the title of the shareholder proposal to

be included in Abbott's proxy statement.

Thank you. I'm sure your letter will be here shortly.

Barbara Aires

Sisters of Charity of Saint Elizabeth

PO Box 476

Convent Station, NJ 07961-0476

Tel: 973-290-5402

Fax:973-290-5441

e-mail:baires@scnj.org

-----Original Message-----
From: Christine E Feldman [mailto:christine.feldman@abbott.com]
Sent: Wednesday, November 21, 2007 10:06 AM
To: B Aires
Cc: Deborah K Koenen
Subject: Shareholder Proposal

Dear Sister Aires,

Attached is a copy of Abbott's letter acknowledging receipt of the Sisters of Charity of Saint

Elizabeth's shareholder proposal. This letter was sent by Federal Express.

Pursuant to your conversation with Deborah Koenen, would you please confirm that you do not intend the title of the shareholder proposal to be included in Abbott's proxy statement.

Best regards,

Christine Feldman

Christine E. Feldman
Paralegal Supervisor
Legal Division
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L, Bldg. AP6A-2
Abbott Park, IL 60064-6011

Office 847-935-6588
Fax 847-938-9492
christine.feldman@abbott.com





"B Aires" <baires@scnj.org>
11/21/2007 09:39 AM

To "Christine E Feldman" <christine.feldman@abbott.com>
cc
bcc
Subject RE: Shareholder Proposal - proof of stock ownership

Thank you.

Barbara Aires

Sisters of Charity of Saint Elizabeth

PO Box 476

Convent Station, NJ 07961-0476

Tel: 973-290-5402

Fax:973-290-5441

e-mail:baires@scnj.org

-----Original Message-----
From: Christine E Feldman [mailto:christine.feldman@abbott.com]
Sent: Wednesday, November 21, 2007 10:08 AM
To: B Aires
Cc: Deborah K Koenen
Subject: Re: Shareholder Proposal - proof of stock ownership

Dear Sister Aires,

I would like to confirm that Abbott has received proof of stock ownership from the Sisters of Charity of Saint Elizabeth's.

Best regards,

Christine Feldman

Christine E. Feldman
Paralegal

Abbott Laboratories
100 Abbott Park Road

Office 847-935-6588
Fax 847-938-9492


Ashfield
CAPITAL PARTNERS

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234
www.ashfield.com

November 13, 2007

Mr. Miles White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. White,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 3,500 shares of Abbott Laboratories for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
Ashfield Capital Partners, LLC
415.391.4747

Cc Sister Barbara Aires


RECEIVED
NOV 20 2007
LAURA J. SCHUMACHER

ASHFIELD CAPITAL PARTNERS, LLC

TRANSACTION AUDIT

FROM: / / THRU: 11/13/07

REF #	ACCTNO / SHORT NAME	T	TRANS DESCRIPTION	CAT	IA	PM	PA	CNTY	SHARES	E	SYMBOL	TRADE DT	CXL	C	P	STLMT DT	UNIT-PRICE / BROKER	NET	COMMISSION / INTEREST	BROKER#	COST
7OAIM	S070		INITIAL STOCK IN						400.000		ABT	06/22/05		C			49.720000	19,888.00			13,763.82
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
$FLUU	S070		DIVIDEND INCOME								ABT	08/15/05		C				110.00			
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
A1KD6	S070		BUY						3,100.000		ABT	08/26/05		C		08/31/05	44.840000	139,097.00	93.00	JCTDSD	
	SISTERS - CHARITY			FE		KH	YA	US		O	ABBOTT LABORATORIES						JEFFERIES & CO., INC.			JCTDSD	
											OFFSET:$0815384T COMM ALLOC:										
$FYMK	S070		DIVIDEND INCOME								ABT	11/15/05		C				962.50			
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
$GB9V	S070		DIVIDEND INCOME								ABT	02/15/06		C				962.50			
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
$GN7C	S070		DIVIDEND INCOME								ABT	05/15/06		C				1,032.50			
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
$HOA6	S070		DIVIDEND INCOME								ABT	08/15/06		C				1,032.50			
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
$HC3J	S070		DIVIDEND INCOME								ABT	11/15/06		C				1,032.50			
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
$HOZ1	S070		DIVIDEND INCOME								ABT	02/15/07		C				1,032.50			
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
$IONC	S070		DIVIDEND INCOME								ABT	05/15/07		C				1,137.50			
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
$ICDC	S070		DIVIDEND INCOME								ABT	08/15/07		C				1,137.50			
	SISTERS - CHARITY			FE		KH	YA	US			ABBOTT LABORATORIES										
											OFFSET:$0815384T COMM ALLOC:										
TOTAL									3500.000									167,425.00	93.00		13,763.82

Health Care

Basilian Fathers of Toronto
Corporate Responsibility Director

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820
weber@igc.org

November 14, 2007

Mr. Miles White
Chairman and CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Dear Mr. White:

The Basilian Fathers of Toronto, in conjunction with Sisters of Charity of St. Elizabeth New Jersey, hereby submit the enclosed shareholder resolution, *Health Care Principles for the Health Care Industry,* to the company for inclusion in the proxy statement for the 2008 shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Fathers are co-sponsors of this resolution.

The Basilian Fathers have held over $2000.00 worth of Abbott Laboratories stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

Encl. Resolution text and Verification of ownership

Cc: Barbara Aires, SCNJ
ICCR

RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 19 2007
M.D. WHITE

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

2008HealthPrinciplesForHealthIndustry.10.04.07 499 words, excluding titles


RBC DEXIA
INVESTOR SERVICES

Nov. 14, 2007

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223
USA

Re: The Basilian Fathers of Toronto Account 23146004

Dear Ms. Weber:

In regard to your request for verification of holdings, the above referenced account currently holds (5900) shares of ABBOTT LABS INC common stock; the US book value was $143059.24 as of Nov. 13, 2007. Also, we confirm that RBC Dexia Trust held these shares for more than a year.

Please feel free to contact me should you have any additional questions.

Sincerely,

Nader Hanna
Client Service Manger

[illegible]
[illegible] Street [illegible], 7th Floor
[illegible], Station [illegible]
[illegible], ON Canada [illegible]

[illegible].com

health care principals

Deborah K Koenen/LAKE/CORP/ABBOTT	To	Christine E Feldman/LAKE/CORP/ABBOTT@ABBOTT
	cc	
11/26/2007 09:50 AM	bcc	
	Subject	Fw: Health resolution title

Is this in the book?



Deborah K. Koenen
Senior Counsel, Legal Division, Abbott Laboratories
D-032L, Bldg. AP6A-2, 100 Abbott Park Road, Abbott Park, IL 60064-6011
Phone 847-938-6166/Fax 847-938-9492

----- Forwarded by Deborah K Koenen/LAKE/CORP/ABBOTT on 11/26/2007 09:51 AM -----



Margaret Weber <weber@igc.org>	To	deborah.koenen@abbott.com
11/21/2007 09:33 AM	cc	
	Subject	Health resolution title

Nov. 21, 2007

Dear Ms. Koenen,

This is to confirm that I do not intend the title to be included in the proxy.

Margaret

Margaret Weber
Corporate Responsibility Director
Basilian Fathers of Toronto
15015 Piedmont
Detroit, MI 48223
313-272-5820
weber@igc.org



health care

Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

November 15, 2007

MILES WHITE
ABBOTT LABORATORIES
100 ABBOTT PARK ROAD
ABBOTT PARK, IL 60064-6400

Dear Mr. White,

On behalf of the Benedictine Sisters Charitable Trust, I write to give notice that pursuant to the 2008 proxy statement of Abbott Laboratories and Rule 14a-8 under the Securities Exchange Act of 1934, the Trust intends to co-file the attached proposal with the Sisters of Charity of St. Elizabeth, NJ at the 2008 annual meeting of shareholders.

The Benedictine Sisters Charitable Trust is a beneficial owner of 1,000 shares and has held these shares for over one year. In addition, the Trust intends to hold the shares through the date on which the Annual Meeting is held.

Sr. Barbara Aires with the Sisters of Charity of St. Elizabeth, NJ will be our representative regarding this resolution and she can be reached at 973-290-5402.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB
Director, Corporate Responsibility

RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 19 2007
M.D. WHITE

Health Care Reform Principles - Pharma
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.


Fidelity
INVESTMENTS

DKK
cc TCF
CVB
JBT
JAB
MDB
RR

November 19, 2007

Congregation of Benedictine Sisters
416 W. Highland Dr.
Boerne, TX 78006

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

This letter shall serve as verification that the Congregation of Benedictine Sisters of Boerne, Texas own 1000 shares of Abbott Laboratories.(symbol ABT) common stock. The shares are held in the account of the Congregation of Benedictine Sisters at Fidelity Investments. The shares have been in the account since it was transferred to Fidelity Investments from Broadway Brokerage on January 18, 2006.

Sincerely,

Lexia Limon

Lexia Limon
Client Services Specialist

RECEIVED
NOV 30 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 30 2007
M.D. WHITE



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

health care

November 15, 2007

MILES WHITE
ABBOTT LABORATORIES
100 ABBOTT PARK ROAD
ABBOTT PARK, IL 60064-6400

Dear Mr. White,

On behalf the Benedictine Sisters of Virginia, I write to give notice that pursuant to the 2008 proxy statement of Abbott Laboratories and Rule 14a-8 under the Securities Exchange Act of 1934, the Benedictine Sisters of Virginia intends to co-file the attached proposal with the Sisters of Charity of St. Elizabeth, NJ at the 2008 annual meeting of shareholders. The Benedictine Sisters of Virginia is a beneficial owner of 2000 of shares and has held these shares for over one year. In addition, the Benedictine Sisters of Virginia intends to hold the shares through the date on which the Annual Meeting is held.

Sr. Barbara Aires with the Sisters of Charity of St. Elizabeth, NJ will be our representative regarding this resolution and she can be reached at 973-290-5402.

Sincerely,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer - Benedictine Sisters of Virginia

Health Care Reform Principles - Pharma
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

Scott & Stringfellow Inc.
a BB&T Corporation affiliate

Member NYSE/SIPC

909 East Main Street
Richmond, Virginia 23219
(804) 643-1811
(800) 552-7757
www.scottstringfellow.com

DKK
cc TCF
CVB
JBT
JAB
MDB
RR

November 20, 2007

Mr. Miles White
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

This letter will confirm that the Benedictine Sisters of Virginia currently own 2,000 shares of Abbott Laboratories common stock and has owned the stock more than one year.

Thank you and please feel free to contact me at 800-552-7757 if you have questions.

Sincerely,

John J. Muldowney
Senior Vice President

JJM/chg

RECEIVED
NOV 28 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 27 2007
M.D. WHITE

P.O. Box 1575, Richmond, Virginia 23218-1575


DKK
cc TCF
CUB
JBT

CAMILLA MADDEN
CHARITABLE TRUST

1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

JAB
MDB
RR

November 14, 2007

Mr. Miles White
Chairman and CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Dear Mr. White:

The Camilla Madden Charitable Trust, in conjunction with Sisters of Charity of St. Elizabeth New Jersey, hereby submits the enclosed shareholder resolution, *Health Care Principles for the Health Care Industry*, to the company for inclusion in the proxy statement for the 2008 shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Trust is a co-sponsor of this resolution.

The Camilla Madden Charitable Trust has held over $2000.00 worth of Abbott Laboratories stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Margaret Weber

Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Hts. Drive
Adrian, MI 49221
mweber@adriandominicans.org
517-266-3521

Encl. Resolution text and Verification of ownership

Cc: Barbara Aires, SCNJ
ICCR

RECEIVED
NOV 16 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 16 2007
M.D. WHITE

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.


ComericA Bank

Wealth & Institutional
Management

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

November 14, 2007

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: CAMILLA MADDEN CHARITABLE TRUST ATALANTA SOSNOFF CAPITAL ACCOUNT # 1055025978

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 37,100 shares of ABBOTT LABS common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen L. Moncrieff
Vice President
(313) 222-7092

GINA



COMERICA BANK

Account Asset Inquiry

Run on 11/13/2007 11:45:30 AM

As of Date: 11/13/2007

Account: 1055025978
CAMILLA MADDEN CHARITABLE TRUST ATALANTA SOSNOFF CAPITAL

Cusip: 002824100
ABBOTT LABS

Portfolio: PRINCIPAL

ASSET DETAILS

Tax Lots	Acquire Date	Units	Fed Tax Cost	State Tax Cost	Book Value	Original Face
LOT # 1	01/05/2007	10,100.000000	504,495.00	504,495.00		
LOT # 2	01/09/2007	9,800.000000	493,229.10	493,229.10		
LOT # 3	03/15/2007	7,400.000000	398,120.74	398,120.74		
LOT # 4	08/06/2007	5,000.000000	264,392.50	264,392.50		
LOT # 5	08/08/2007	4,800.000000	264,006.24	264,006.24		
TOTAL ASSET		37,100.000000	1,924,243.58	1,924,243.58	1,924,243.58	

REG/LOC DETAILS

	Units/Amount
** REGISTRATION DETAIL **	
DTC - C/C (303)	37,100.000000
** LOCATION DETAIL **	
DTC (300)	37,100.000000

Back Save


Comerica Bank

Wealth & Institutional Management

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

November 14, 2007

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

**RE: CAMILLA MADDEN CHARITABLE TRUST SHAREHOLDER ACTION ACCT.
ACCOUNT # 1055020946**

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 100 shares of ABBOTT LABS common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen L. Moncrieff
Vice President
(313) 222-7092

GINA



COMERICA BANK

Account Asset Inquiry

Run on 11/13/2007 11:45:12 AM

As of Date: 11/13/2007

Account: 1055020946
CAMILLA MADDEN CHARITABLE TRUST SHAREHOLDER ACTION ACCOUNT

Cusip: 002824100
ABBOTT LABS

Portfolio: PRINCIPAL

ASSET DETAILS

Tax Lots	Acquire Date	Units	Fed Tax Cost	State Tax Cost	Book Value	Original Face
LOT # 1	01/16/2003	100.000000	3,637.33	3,637.33		
TOTAL ASSET		100.000000	3,637.33	3,637.33	3,637.33	

REG/LOC DETAILS

	Units/Amount
** REGISTRATION DETAIL **	
DTC - C/C (303)	100.000000
** LOCATION DETAIL **	
DTC (300)	100.000000

Back Save


Comerica Bank

Wealth & Institutional Management

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

November 14, 2007

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: CAMILLA MADDEN CHARITABLE TRUST T ROWE PRICE ACCOUNT # 1055005918

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 2,950 shares of ABBOTT LABS common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen L. Moncrieff
Vice President
(313) 222-7092

. GINA



COMERICA BANK

Account Asset Inquiry

Run on 11/13/2007 11:44:56 AM

As of Date: 11/13/2007

Account: 1055005918
CAMILLA MADDEN CHARITABLE TRUST
T ROWE PRICE

Cusip: 002824100
ABBOTT LABS

Portfolio: PRINCIPAL

ASSET DETAILS

Tax Lots	Acquire Date	Units	Fed Tax Cost	State Tax Cost	Book Value	Original Face
LOT # 1	01/16/2003	2,950.000000	107,301.17	107,301.17		
TOTAL ASSET		2,950.000000	107,301.17	107,301.17	107,301.17	

REG/LOC DETAILS

	Units/Amount
** REGISTRATION DETAIL **	
DTC - C/C (303)	2,950.000000
** LOCATION DETAIL **	
DTC (300)	2,950.000000

Back Save

CATHOLIC HEALTH
INITIATIVES

A spirit of innovation, a legacy of care.

1999 Broadway
Suite 2600
Denver, CO
80202-4004

Phone 303.298.9100
Fax 303.298.9690

Health care

November 19, 2007

Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 19 states and operating 72 hospitals; 42 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

Catholic Health Initiatives is deeply concerned about the current state of our nation's health care system. The need for health care reform has become a pressing social issue. Corporations actively engage in lobbying efforts on varied public policy issues – health care should be one of them. As shareholders, we believe our Company's Board of Directors should adopt principles for comprehensive health reform and actively work to advance them both internally and externally.

Catholic Health Initiatives is the beneficial owner of approximately 239,965.00 shares of Abbott Laboratories common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Sr. Barbara Aires, Sisters of Charity of St. Elizabeth of New Jersey. Colleen Scanlon, Senior Vice President, Advocacy will be the contact for Catholic Health Initiatives and can be reached at 303-383-2693.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KL/CS/dm

cc: Sr. Barbara Aires, Sisters of Charity of St. Elizabeth, New Jersey
Nadira Narine, Interfaith Center on Corporate Responsibility


BNY MELLON
ASSET SERVICING

November 13, 2007

Mr. Randall Baum, CFA,CCM
Manager, Cash & Investments
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Randy:

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 239,965.00 shares of ABBOTT LABS COM. Catholic Health Initiatives has continuously held shares of this stock for at least one year prior to submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Financial Corp. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8823 with any questions.

Thank you.

Regards,

Betsy Tomko /[illegible]

Elizabeth A. Tomko
Vice President
Client Administration

500 Grant Street, One Mellon Center, Room 1315, Pittsburgh, PA 15258-0001
T 412 234 4100 www.bnymellon.com

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.



CATHOLIC
HEALTHCARE
PARTNERS

615 Elsinore Place
Cincinnati Ohio
45202

Phone • 513 • 639 • 2800
Fax • 513 • 639 • 2700

Health Care

VIA FEDERAL EXPRESS

November 14, 2007

Miles White CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of Abbott Laboratories.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. As an employer, we are aware of the economic burden providing health benefits places on all American businesses. As long term shareholders, we believe it is in the interests of this company to ensure all Americans have access to healthcare that is affordable and provided equitably.

Catholic Healthcare Partners is therefore co-filing with the Sisters of Charity of St. Elizabeth, N.J. the enclosed shareholder proposal for adoption of principles of comprehensive health reform for inclusion in the 2008 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position and will forward the original letter under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Michael D. Connelly

Michael D. Connelly
President & CEO
Catholic Healthcare Partners


IVED
2007
HUMACHER

Encl. Resolution Text and Verification of Ownership
c: Interfaith Center for Corporate Responsibility
Sr. Barbara Aires, Sisters of Charity of St. Elizabeth, N.J.


LAURA J. SCHUMACHER

RECEIVED
NOV 20 2007
M.D. WHITE

Health Care Reform Principles
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.



Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette, 6th Floor
Boston, MA 02111-1724

November 14, 2007

Miles White CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 44,480 (Shares") of Abbott Labs, Common Stock Cusip 002824100 as of November 13, 2007. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company #997 for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

17,510 shares Investment Management Program
22,540 shares Catholic Healthcare Partners Retirement Trust
4,430 shares CHP Liability Self-Insurance Trust

The total value of CHP's of Abbott Labs positions was S 2,451,292.80 ($55.11 per share) as of November 13, 2007.

Additionally, CHP has held at least $2,000 value of Abbott Labs common stock for at least one year.

Thank you.

Sincerely,

S McCusker

Susan McCusker
Assistant Vice President



STATE STREET.

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette, 6th Floor
Boston, MA 02111-1724

DKK
cc TCF
CUB
JBT
JAB
MDB
RR

November 14, 2007

Miles White CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 44,480 (Shares") of Abbott Labs, Common Stock Cusip 002824100 as of November 13, 2007. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company #997 for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

17,510 shares Investment Management Program
22,540 shares Catholic Healthcare Partners Retirement Trust
4,430 shares CHP Liability Self-Insurance Trust

The total value of CHP's of Abbott Labs positions was $ 2,451,292.80 ($55.11 per share) as of November 13, 2007.

Additionally, CHP has held at least $2,000 value of Abbott Labs common stock for at least one year.

Thank you.

Sincerely,

SMcCusker

Susan McCusker
Assistant Vice President

RECEIVED
NOV 26 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 26 2007
M.D. WHITE



DKK
CC TCF
CUB
JBT
JAB
MDB
RR

November 15, 2007

Mr. Miles White
Chairman and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400
847 937 3417

Dear Mr. White:

Catholic Healthcare West, in collaboration with the Sisters of Charity of St. Elizabeth, hereby submits the enclosed proposal *Health Care Principles* for inclusion in the proxy statement for consideration and action by the 2008 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We would appreciate indication in the proxy statement that Catholic Healthcare West is a sponsor of this resolution.

Catholic Healthcare West has held over $2000.00 worth of Abbott Laboratories stock for more than one year, and we will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Sr. Susan Vickers

Susan Vickers, RSM
Vice President Community Health

RECEIVED
NOV 16 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 16 2007
M.D. WHITE

cc: Nadira Narine, Interfaith Center on Corporate Responsibility
Julie Wokaty, ICCR Director of Publications
Sr. Barbara Aires, Sisters of Charity of St. Elizabeth

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*
chwHEALTH.org

Health Care Reform Principles - Pharma
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.


Catholic Healthcare West

November 30, 2007

Deborah Koenen
Senior Counsel
Abbott Laboratories
Securities and Benefits
Dept. 0321, Bldg. AP6A-2
100 Abbott Park
Abbott Park, IL 60064-6011

Dear Ms. Koenen:

Please find enclosed as requested the proof of stock ownership from Catholic Healthcare West. Catholic Healthcare West will continue to hold ownership of this stock through the scheduled 2008 Shareholder Meeting.

In addition I am confirming that Catholic Healthcare West does not intend the title of the shareholder proposal to be included in Abbott's proxy statement.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM

VP, Community Health
Catholic Healthcare West

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Erin Rodriguez
Vice President

Institutional Investor Services
444 South Flower, 45th Floor
Los Angeles, California 90071

Telephone 213-362-7371
Facsimile 213-362-7330
eprodriguez@statestreet.com

November 16, 2007

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from November 15, 2006 November 15, 2007 The November 15, 2007 share positions are listed below:

Security	CUSIP	Shares
Abbott Labs	002824100	184,350
Wyeth	983024100	153,400
Chevron Corp	166764100	139,750
Aetna Inc	00817Y108	65,100

Please let me know if you have any questions.

Regards,

Erin Rodriguez



Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park
Abbott Park, IL 60064-6011

Tel: (847) 938-6166
Fax: (847) 938-9492
E-mail: deborah.koenen@abbott.com

Received 11-20-07

November 19, 2007 Via Federal Express

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Dear Ms. Vickers:

This letter acknowledges the receipt of your shareholder proposal. Your proposal contains 499 words, excluding the title. Rule 14a-8 of the Securities Exchange Act of 1934 sets a 500-word limitation for shareholder proposals. Please confirm that you do not intend the title of the shareholder proposal to be included in Abbott's proxy statement.

Additionally, Rule 14a-8 requires you submit verification of stock ownership. Therefore, proof of stock ownership should be submitted as well.

Our 2008 Shareholders Meeting is currently scheduled to be held on Friday, April 25, 2008.

Sincerely,

Deborah K. Koenen

Deborah K. Koenen


Abbott
A Promise for Life



Congregation of Benedictine Sisters of Perpetual Adoration

BENEDICTINE MONASTERY • 31970 State Hwy. P • Clyde, MO 64432-8100
(660) 944-2221 Fax (660) 944-2133

November 16, 2007

MILES WHITE
ABBOTT LABORATORIES
100 ABBOTT PARK ROAD
ABBOTT PARK, IL 60064-6400

Dear Mr. White,

On behalf Benedictine Convent of Perpetual Adoration I write to give notice that pursuant to the 2008 proxy statement of Abbott Laboratories and Rule 14a-8 under the Securities Exchange Act of 1934, the Benedictine Convent of Perpetual Adoration intends to co-file the attached proposal with the Sisters of Charity of St. Elizabeth, NJ at the 2008 annual meeting of shareholders. The Benedictine Convent of Perpetual Adoration is a beneficial owner of 975 of shares and has held these shares for over one year. In addition, the Benedictine Convent of Perpetual Adoration intends to hold the shares through the date on which the Annual Meeting is held.

Sr. Barbara Aires with the Sisters of Charity of St. Elizabeth, NJ will be our representative regarding this resolution and she can be reached at 973-290-5402.

Sincerely,

S. Valerie Stark, OSB

Sr. Valerie Stark, O.S.B.
Treasurer

RECEIVED
NOV 20 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 20 2007
M.D. WHITE

BENEDICTINE MONASTERY
800 N. Country Club Road
Tucson, AZ 85716-4583

OSAGE MONASTERY
18701 W. Monastery Road
Sand Springs, OK 74063-5300

SAN BENITO MONASTERY
P.O. Box 520
Dayton, WY 82836-0520

Health Care Reform Principles - Pharma
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.


Creative
Planning,
Inc.

November 27, 2007

DKK
CC TCF
CVB
JBT
JAB
MDB
RR

Miles White
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: **Benedictine Convent of Perpetual Adoration Stock Position Confirmation**

Mr. White,

The Benedictine Convent of Perpetual Adoration Retirement Fund currently holds 1,100 shares of Abbott Laboratories common stock, valued at $59,675.00 as of November 26, 2007. They have held 975 of these shares, valued at $52,893.75 since November 2, 2006. Please see the attached statements from both Fidelity Investments and Creative Planning Private Wealth Management, confirming this information.

Thank you,

Peter Mallouk, J.D., MBA, CFP
Owner/Principal

RECEIVED
NOV 30 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 29 2007
M.D. WHITE

Thinking Beyond...
5340 College Boulevard • Overland Park, KS 66211
913-338-2727 • Fax 913-338-4507

Unrealized Gains and Losses
As of 11/26/2007

CREATIVE PLANNING PRIVATE WEALTH MANAGEMENT

Benedictine Sisters Retirement Acct
31970 State Highway P
Clyde, MO 64432

Interface Account #	Description	Trade Date	Quantity	Symbol	Cost Basis	Current Value	Unrealized Gain (Loss)	Unit Cost
Benedictine Sisters Retirement Acct 671-675652								
Equities								
671-67565	ABBOTT LABORATORIES	11/02/2006	975	ABT	46,232.75	52,893.75	6,661.00	47.418
671-67565	ABBOTT LABORATORIES	04/17/2007	125	ABT	7,406.75	6,781.25	(625.50)	59.254
			1,100		53,639.50	59,675.00	6,035.50	
671-67565	ALCOA INC	11/02/2006	800	AA	22,800.00	27,904.00	5,104.00	28.500
671-67565	ALCOA INC	04/17/2007	200	AA	6,956.00	6,976.00	20.00	34.780
			1,000		29,756.00	34,880.00	5,124.00	
671-67565	AMERICAN INTERNATIONAL GR	11/02/2006	500	AIG	33,278.00	26,280.00	(6,998.00)	66.556
671-67565	AMERICAN INTERNATIONAL GR	11/02/2006	700	AIG	46,578.00	36,792.00	(9,786.00)	66.540
671-67565	AMERICAN INTERNATIONAL GR	04/17/2007	150	AIG	10,260.50	7,884.00	(2,376.50)	68.403
			1,350		90,116.50	70,956.00	(19,160.50)	
671-67565	AMGEN INC	10/18/2006	650	AMGN	0.00	34,242.00	34,242.00	0.000
671-67565	APPLE COMPUTER INC	11/02/2006	500	AAPL	39,420.00	86,271.00	46,851.00	78.840
671-67565	APPLE COMPUTER INC	11/02/2006	100	AAPL	7,891.90	17,254.20	9,362.30	78.919
			600		47,311.90	103,525.20	56,213.30	
671-67565	ARCHER-DANIELS-MIDLAND CO	11/02/2006	100	ADM	3,557.00	3,543.00	(14.00)	35.570
671-67565	ARCHER-DANIELS-MIDLAND CO	11/02/2006	950	ADM	33,799.50	33,658.50	(141.00)	35.578
671-67565	ARCHER-DANIELS-MIDLAND CO	04/17/2007	150	ADM	5,693.00	5,314.50	(378.50)	37.953
			1,200		43,049.50	42,516.00	(533.50)	
671-67565	AT&T CORP	11/02/2006	1,030	T	34,842.60	37,440.50	2,597.90	33.828
671-67565	AT&T CORP	01/03/2007	352	T	12,482.88	12,795.20	312.32	35.463
			1,382		47,325.48	50,235.70	2,910.22	
671-67565	BANK OF AMER CORP	11/02/2006	100	BAC	5,354.00	4,188.00	(1,166.00)	53.540
671-67565	BANK OF AMER CORP	11/02/2006	1,400	BAC	74,858.00	58,632.00	(16,226.00)	53.470

671-675652 BENEDICTINE CONVENT - BENEDICTIN Corporation
Acct Net Worth : $17,359,380.97
ABT - ABBOTT LABORATORIES CUSIP: 002824100

Position Details | **Realized Gain/Loss Details** | **Position History**

Open Lots Closed Lots Update Cost

As of 11/26/2007 | Help | Print This Page | Export

Position Summary

Type	Closing Quantity	Closing Market Value	Average Cost	Cost	Unrealized Gain/Loss	Unrealized Gain/Loss %	Cost Method
Csh	1,100.0000	$59,675.00	$48.76	$53,639.50	⬆$6,035.50	⬆11.25%	ID Cost

Lot Summary

	Date Acquired	Closing Quantity	Closing Market Value	Cost/Share	Cost	Unrealized Gain/Loss	Unrealized Gain/Loss %	Holding Period	Cost Source	
1	11/01/2006	975.0000	$52,893.75	$47.42	$46,232.75	⬆$6,661.00	⬆14.41%	Long	FBS	Lot Detail
2	04/17/2007	125.0000	$6,781.25	$59.25	$7,406.75	⬇-$625.50	⬇-8.44%	Short	FBS	Lot Detail

FBS-provided estimated cost basis (including cost basis and short sale proceeds information provided to FBS by customers), realized gain and loss, and holding period information may not reflect all adjustments necessary for tax reporting purposes. Taxpayers should verify such information against their own records when calculating reportable gain or loss resulting from a sale, redemption, or exchange. FBS does not report such information to the IRS or other taxing authorities and is not responsible for the accuracy of such information taxpayers may be required to report to federal, state, and other taxing authorities. FBS makes no warranties with respect to, and specifically disclaims any liability arising out of a customer's use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, FBS determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and based on the first-in, first-out method (FIFO) for securities other than open-end mutual funds. Customers should consult their tax advisors for further information.

Limitation on Cost Basis Information
Fidelity's cost basis information system has a cumulative lifetime limit on how much activity it can track for each individual security position in an account. For this purpose, each buy, sell, dividend, wash sale disallowed loss, stock split, stock merger, etc. is an event. For some customers, this limit can be reached with approximately 1500 events. Cost basis information for events beyond that limit will usually show as not available or unknown. In addition, any cost basis information shown may be outdated due to events occurring after the limit is exceeded. Once the limit is reached, all cost basis information for the affected position will need to be tracked and updated by the investor. Investors and their Advisors will continue to receive trade confirmations and account statements reflecting current transactions in their account. If you are uncertain if you have reached, or are near, the lifetime limit on a particular security position in your account, contact Fidelity Investments or your advisor for more details.

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CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS



November 16, 2007

MILES WHITE
ABBOTT LABORATORIES
100 ABBOTT PARK ROAD
ABBOTT PARK, IL 60064-6400

Dear Mr. White,

On behalf of the CONGREGATION OF DIVINE PROVIDENCE, INC., I write to give notice that pursuant to the 2008 proxy statement of Abbott Laboratories and Rule 14a-8 under the Securities Exchange Act of 1934, CDP,INC. intends to co-file the attached proposal with the Sisters of Charity of St. Elizabeth, NJ at the 2008 annual meeting of shareholders. CDP, INC. is a beneficial owner of 1,500+ shares of Abbott Laboratories stock and has held these shares for over one year. In addition, the Congregation of Divine Providence intends to hold the shares through the date on which the Annual Meeting is held.

Sr. Barbara Aires with the Sisters of Charity of St. Elizabeth, NJ will be our representative regarding this resolution and she can be reached at 973-290-5402.

Sincerely,

Sr. Madonna Sangalli

Sr. Madonna Sangalli, CDP
Treasurer
Congregation of Divine Providence`


RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER
RECEIVED
NOV 19 2007
M.D. WHITE

Generalate · P.O. Box 37345 · San Antonio, Texas 78237-0345 · Phone 210-434-1866 · Fax 210-568-1050

Health Care Reform Principles - Pharma
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.



BUILDING AND SUSTAINING WEALTH ACROSS GENERATIONS®

7-yo
DKK
cc TCF
CVB
JBT
JAB
MDB
RK

November 19, 2007

Miles White
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White;

This letter is to confirm that the Congregarion of Divine Providence account with The Quantitative Group has held Abbott Laboratories in their portfolio.

CDP originally purchased 280 shares ABT with a cost of $9,500.18 on 06/24/2002. As of 11/19/2007 the account holds 1830shares of Abbott Labs with a value of $101,034.30.

If you have any questions, please do not hesitate to call.

Very truly yours,

Maurie Kern
Senior Investment Consultant

cc: Sr. Madonna Sangalli

RECEIVED
NOV 28 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 27 2007
M.D. WHITE

700 N. St. Mary's, Suite 800 San Antonio, TX 78205 www.QuantGroup.com
Tel 210.798.4250 Fax 210.798.4279 Toll-Free 800.798.2420




Health
Care

Mount St. Scholastica

Benedictine Sisters

November 15, 2007

MILES WHITE
ABBOTT LABORATORIES
100 ABBOTT PARK ROAD
ABBOTT PARK, IL . 60064-6400

Dear Mr. White,

On behalf Mount St. Scholastica, I write to give notice that pursuant to the 2008 proxy statement of Abbott Laboratories and Rule 14a-8 under the Securities Exchange Act of 1934, the Mount St. Scholastica intends to co-file the attached proposal with the Sisters of Charity of St. Elizabeth, NJ at the 2008 annual meeting of shareholders. The Mount St. Scholastica is a beneficial owner of 315 shares and has held these shares for over one year. In addition, the Mount St. Scholastica intends to hold the shares through the date on which the Annual Meeting is held.

Sr. Barbara Aires with the Sisters of Charity of St. Elizabeth, NJ will be our representative regarding this resolution and she can be reached at 973-290-5402.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 19 2007
M.D. WHITE

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

Health Care Reform Principles - Pharma
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

Global Private Client

2959 N. Rock Road
Suite 200
Wichita, Kansas 67226-1193
316 631 3500 Main
800 777 3993 Toll Free
FAX 316 631 3525

DKK
CC TCF
CVB
JBT
JAB
MDB
RR

Merrill Lynch

November 26, 2007

Mr. Miles White, CEO
Abbott Labs
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: Mt St Scholastica, TIN# 48-0548363

Dear Mr. White,

This letter shall serve as verification of ownership of 315 shares of Abbott Labs common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Abbott Labs common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

RECEIVED
NOV 30 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 30 2007
M.D. WHITE

health care

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 16, 2007

MILES WHITE
ABBOTT LABORATORIES
100 ABBOTT PARK ROAD
ABBOTT PARK, IL 60064-6400

Dear Mr. White,

On behalf of PROVIDENCE TRUST, I write to give notice that pursuant to the 2008 proxy statement of Abbott Laboratories and Rule 14a-8 under the Securities Exchange Act of 1934, Providence Trust intends to co-file the attached proposal with the Sisters of Charity of St. Elizabeth, NJ at the 2008 annual meeting of shareholders. The Trust is a beneficial owner of 2,000+ shares of Abbott Laboratories stock and has held these shares for over one year. In addition, Providence Trust intends to hold the shares through the date on which the Annual Meeting is held.

Sr. Barbara Aires with the Sisters of Charity of St. Elizabeth, NJ will be our representative regarding this resolution and she can be reached at 973-290-5402.

Sincerely,

Sr. Madonna Sangalli

Sr. Madonna Sangalli, CDP
Trustee/Administrator
Providence Trust`

RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 19 2007
M.D. WHITE

Health Care Reform Principles - Pharma
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care. reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.


THE
QUANTITATIVE
GROUP LP

BUILDING AND SUSTAINING WEALTH ACROSS GENERATIONS®

DKK
cc TCF
CVB
JBT
JAB
MDB
RR

November 19, 2007

Miles White
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White;

This letter is to confirm that the Providence Trust account with The Quantitative Group has held Abbott Laboratories in their portfolio.

Providence Trust originally purchased 1350 shares ABT with a cost of $48,956.86 on 06/19/2002. As of 11/19/2007 the account holds 3600 shares of Abbott Labs with a value of $198,756.00.

If you have any questions, please do not hesitate to call.

Very truly yours,

Maurie Kern
Senior Investment Consultant

cc: Sr. Madonna Sangalli

RECEIVED
NOV 26 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 2_ 2007
M.D. WHITE



CONGREGATION

of the

SISTERS of CHARITY of the INCARNATE WORD

P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969

(713) 928-6053 • (713) 921-2949 FAX

JAB
CC: TCF
CVB
JBT
MDB
RR

November 7, 2007

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Mr. White,

As Director of Corporate Social Responsibility for The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas. I am hereby authorized to notify you of our intention to submit the shareholder proposal **Health Care Principles for the Healthcare Industry** in coordination with Sister Barbara Aires, SC of The Sisters of Charity of Saint Elizabeth who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word Houston, Texas, is the beneficial owner of 100 shares of Abbott Laboratories stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2008 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

JC

cc: Sister Barbara Aires, SC
Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, New Jersey 07961-0476

Mr. Gary Brouse, Program Director
ICCR
475 Riverside Drive,
New York, NY 10115


RECEIVED
NOV 09 2007

RECEIVED
NOV - 9 2007

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

2008HealthPrinciplesForHealthIndustry.10.04.07 499 words, excluding titles

CONGREGATION

of the

SISTERS of CHARITY of the INCARNATE WORD

P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969

(713) 928-6053 • (713) 921-2949 FAX

November 21, 2007

Deborah K. Koenen, Senior Counsel
Abbott Laboratories
Securities and Benefits
Dept. 032Lm Bldg, AO6A-2
100 Abbott Park
Abbott Park, IL 60064-6011

Dear Ms. Koenen,

In response to your letter dated November 19, 2007 I would like to clarify. On behalf of the Congregation of the Sisters of Charity of the Incarnate Word, I do **not** intend to include the title of the shareholder resolution in Abbott's proxy statement.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

LAH/jc

cc: TCF
CVB
JBT
MDB
RR

Citibank, N.A.
111 Wall Street
New York, NY 10005

November 7, 2007

Mr. Miles White
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064
Tel# 847-937-3417

It has been requested by the Congregation of the Sisters of Charity of the Incarnate Word that we verify proof of ownership of Abbott Laboratories stock. We, Citibank N.A. as Custodian for the Congregation of the Sisters of Charity of the Incarnate Word verify that the Congregation of the Sisters of Charity of the Incarnate Word has been a continuous owner of Abbott Laboratories stock with market value of at least $2,000.00 for a period of at least one year. The Congregation will retain shares with market value of at least $2,000.00 through the annual meeting.

Sincerely,

MAREK WIDELSKI
Vice President
Master Trust & Custody
111 Wall Street / 14th Fl/ 14
(212) 657-3122

Marek Widelski
Vice President
Citibank N.A Custodian for Congregation of the Sisters of Charity of the Incarnate Word

Cc: Sister Lillian Anne Healy


RECEIVED
NOV 09 2007
LAURA J. SCHUMACHER

RECEIVED
NOV - 9 2007
M D WHITE



health care

Sisters of the Holy Names of Jesus and Mary
Finance Office • U.S.-Ontario Administrative Centre

November 16, 2007

Miles White
CEO and Chair
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

As you are aware, each day more and more Americans are finding their health and well being compromised by their lack of access to affordable health care. This is currently the most significant social policy issue in the United States. We know that Abbott is very involved in this critical public policy issue. We expect the Company to be a leader in adopting and acting on principles for comprehensive, equitable health care reform, and to be accountable to shareholders and the public for its actions.

The Sisters of the Holy Names of Jesus and Mary U.S. - Ontario Province are co-filing the enclosed resolution with the Sisters of Charity of St. Elizabeth for action at the next annual meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC rules.

The Sisters of the Holy Names of Jesus and Mary U.S.- Ontario Province is the beneficial owner of at least $2000 worth of Abbott common stock. Letters verifying our ownership are enclosed. We have held the requisite amount of stock for over one year and intend to maintain ownership through the annual meeting in 2008.

For matters relating to this resolution, please contact our authorized representative, Sr. Barbara Aires, 973.290.5402; baires@scnj.org

Thank you for your consideration.

Sincerely,

Sister Mary Ellen Holohan, snjm

Sister Mary Ellen Holohan, snjm
Treasurer

Enc.: Resolution
Verification of ownership

RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 19 2007
M.D. WHITE

P.O. Box 398, Marylhurst, OR 97036 • (503) 675-7100 • *FAX* (503) 675-7138 • *Toll-free* 1 (877) 296-7100

Health Care Reform Principles - Pharma
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.


THE BANK OF NEW YORK MELLON

November 13, 2007

To Whom It May Concern:

This letter is to verify that Sisters of the Holy Names of Mary and Jesus owns 7,000 shares of ABBOTT LABORATORIES common stock. Sisters of the Holy Names of Jesus and Mary owned the required amount of securities on November 13, 2007 and have continuously owned the securities for at least 12 months prior to November 13, 2007. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by The Bank of New York Mellon who serves as custodian for Sisters of the Holy Names of Jesus and Mary. The shares are registered in our nominee name at The Bank of New York Mellon.

Sincerely,

Rachael Manning

111 Sanders Creek Parkway, East Syracuse, NY 13057



Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

Health Care

November 14, 2007

MILES WHITE
ABBOTT LABORATORIES
100 ABBOTT PARK ROAD
ABBOTT PARK, IL 60064-6400

Dear Mr. White,

On behalf Sisters of the Holy Spirit and Mary Immaculate, I write to give notice that pursuant to the 2008 proxy statement of Abbott Laboratories and Rule 14a-8 under the Securities Exchange Act of 1934, the Sisters of the Holy Spirit and Mary Immaculate intends to co-file the attached proposal with the Sisters of Charity of St. Elizabeth, NJ at the 2008 annual meeting of shareholders. The Sisters of the Holy Spirit and Mary Immaculate is a beneficial owner of over 2,000 shares and has held these shares for over one year. In addition, the Sisters of the Holy Spirit and Mary Immaculate intends to hold the shares through the date on which the Annual Meeting is held.

Sr. Barbara Aires with the Sisters of Charity of St. Elizabeth, NJ will be our representative regarding this resolution and she can be reached at 973-290-5402.

Sincerely,

Sister Gabriella Lohan

Sister Gabriella Lohan
General Treasurer

SGL: mjh

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: gabriella@shsp.org

Health Care Reform Principles - Pharma
2008 – Abbott Laboratories

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.



(210) 220-4438
FAX (210) 220-5809

Post Office Box 1600
San Antonio, Texas 78296-1600

November 15, 2007

To: DKK
cc: TCF
CVB
JBT
JAB
MDB
RR

Mr. Miles White
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: F0638800 Holy Spirit Trust

Dear Mr. White:

I have been instructed by Sister Gabriella Lohan, the general treasurer of The Sisters of the Holy Spirit and Mary Immaculate, to confirm to you by this letter, that the above referenced account holds Abbott Laboratories stock valued in excess of $2,000.00, and has held such stock for more than one year. Specifically, The Holy Spirit Trust has 100 shares of Abbott Laboratories. We have been further instructed to hold such stock at least through Abbott Laboratories' next annual shareholder meeting.

If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

John H. Ferguson IV
Vice President

JHF/trs

cc: Sister Gabriella Lohan
Ted Davis


RECEIVED
NOV 19 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 19 2007
M.D. WHITE


Sisters of the Sorrowful Mother International Finance, Inc.

DKK CC TCF CVB JBT JAB MDB RR

November 12, 2007

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

Dear Mr. White,

The Sisters of the Sorrowful Mother share the concern of many U.S. citizens over all those persons who cannot afford health care coverage. We are sure that you also share that concern.

I am hereby authorized to notify you of our intention to co-file a resolution sponsored by the Sisters of Charity of St. Elizabeth, NJ. The resolution asks the company to adopt principles for comprehensive health care reform. The Sisters of the Sorrowful Mother submit this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Sisters of the Sorrowful Mother own over 6,000 shares and will maintain ownership of sufficient shares until after the annual meeting. The report from our custodian is enclosed.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' meeting, please include in the corporation's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.

Please contact Sr. Barbara Aires at 973-290-5402 if any questions arise. Thank you for your attention to this.

We continue to be open to dialogue with Abbott Laboratories on this topic.

Sincerely,

Sister M. Cecile Paulik

Sister M. Cecile Paulik
Controller

Mr. John Hatzenbuhler
Interim Director of Data Management
Ministry Health Care

Cc: ICCR
475 Riverside Drive- Room 1842
New York, NY 10115

RECEIVED
NOV 15 2007
LAURA J. SCHUMACHER

RECEIVED
NOV 15 2007
M.D. WHITE

U.S. BANK   ADMIN   PG 1

POSITION/TAXLOT DETAIL   PRICED AS OF 11/01/07   11/02/07 12:56

000011559803 SSM INTL FIN/MONTAGACALDWELL LG CAP   CASH BASIS

ABT : ABBOTT LABS   TAXABLE TO FEDERAL AND STATE

CUSIP: 002824100   ISIN: US0028241000

SHARES/PV	BOOK/UNRL	MARKET/UNRL GL	FED/STATE COST	INC QTR/YR
7,275.0000	359,466.17	393,723.00	359,466.17	0
	34,256.83	34,256.83	359,466.17	3,763

LOT #	P	SHARES/PV	FED/ STATE COST	TAX/ DEPT ACQ	UNREAL GL	LOC REG	D R	V X	M C	A	ORIGINAL COST
3646264	1	2,000.0000	98,077.60	09/13/2006	20,162	16	P	N	N	P	98,077.60
			98,077.60	09/18/2006		10	F		P		
3691774	1	900.0000	42,207.12	11/15/2006	6,501	16	P	N	N	P	42,207.12
			42,207.12	11/20/2006		10	F		P		
3619633	1	600.0000	29,322.36	12/27/2006	3,150	16	P	N	N	P	29,322.36
			29,322.36	01/02/2007		10	F		P		
3669705	1	700.0000	37,909.69	03/20/2007	-26	16	P	N	N	P	37,909.69
			37,909.69	03/23/2007		10	F		P		
3897768	1	1,100.0000	51,378.58	02/15/2005	8,153	16	P	N	N	F	51,378.58
			51,378.58	09/18/2007		10	F		P		
3897769	1	775.0000	34,805.02	03/15/2006	7,138	16	P	N	N	F	34,805.02
			34,805.02	09/18/2007		10	F		P		
3906573	1	200.0000	10,788.00	09/24/2007	36	16	P	N	N	P	10,788.00
			10,788.00	09/27/2007		10	F		P		
3913040	1	1,000.0000	54,977.80	10/01/2007	-858	16	P	N	N	P	54,977.80
			54,977.80	10/04/2007		10	F		P		

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.



Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park
Abbott Park, IL 60064-6011

Tel: (847) 938-6166
Fax: (847) 938-9492
E-mail: deborah.koenen@abbott.com

November 19, 2007 Via Federal Express

Sister M. Cecile Paulik
Controller
Sister of the Sorrowful Mother
International Finance, Inc.
9056 North Deerbrook Trail
Brown Deer, WI 53223-2454

Dear Sister Paulik:

This letter acknowledges receipt of your shareholder proposal and proof of stock ownership. Your proposal contains 499 words, excluding the title. Rule 14a-8 of the Securities Exchange Act of 1934 sets a 500-word limitation for shareholder proposals. Please confirm that you do not intend the title of the shareholder proposal to be included in Abbott's proxy statement.

Our 2008 Shareholders Meeting is currently scheduled to be held on Friday, April 25, 2008.

Sincerely,

Deborah K. Koenen

Deborah K. Koenen

I confirm that I do not intend the title to be included.
Sister M. Cecile Pau


Abbott
A Promise for Life

Exhibit C

Proponents' Representatives

Sisters of Charity of Saint Elizabeth
Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
P.O. Box 476
Convent Station, NJ 07961-0476
P: 973-290-5402
F: 973-290-5441
Email: baires@scnj.org

Basilian Fathers of Toronto
Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223
P: 313-272-5820
Email: weber@igc.org

Benedictine Sisters Charitable Trust (Texas)
Sr. Susan Mika, OSB
Director, Corporate Responsibility
285 Oblate Drive
San Antonio, TX 78216
P: 210-348-6704
F: 210-348-6745

Benedictine Sisters of Virginia
Sister Henry Marie Zimmermann, OSB
Treasurer
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217
P: 703-361-0106

Camilla Madden Charitable Trust
Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Heights Drive
Adrian, MI 49221
P: 517-266-3521
Email: mweber@adriandominicans.org

Catholic Health Initiatives
Colleen Scanlon
Senior Vice President, Advocacy
1999 Broadway , Suite 2600
Denver, CO 80202-4004
P: 303-383-2693
F: 303-298-9690

Catholic Healthcare Partners
Michael D. Connelly
President and CEO
615 Elsinore Place
Cincinnati, OH 45202
P: 513-639-2800
F: 513-639-2700

Catholic Healthcare West
Susan Vickers, RSM
Vice President Community Health
185 Berry Street, Suite 300
San Francisco, CA 94107-1739
P: 415-438-5500
F: 415-438-5724

Benedictine Convent of Perpetual Adoration
Sr. Valerie Stark, O.S.B.
Treasurer
Benedictine Monastery
31970 State Highway P
Clyde, MO 64432-8100
P: 660-944-2221
F: 660-944-2133

Congregation of Divine Providence, Inc.
Sr. Madonna Sangalli, CDP
Treasurer
P.O. Box 37345
San Antonio, TX 78237-0345
515 Southwest 24th Street
San Antonio, TX 78207-4619
P: 210-434-1866
F: 210-568-1050

Mount St. Scholastica Benedictine Sisters
Rose Marie Stallbaumer, OSB
Treasurer
801 South 8th Street
Atchison, KS 66002
P: 913-360-6200
F: 913-360-6190

Providence Trust
Sr. Madonna Sangalli, CDP
Trustee/Administrator
515 SW 24th Street
San Antonio, TX 78207-4619

The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas
Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
P. O. Box 230969
6510 Lawndale
Houston , TX 77223-0969
P: 713-928-6053
F: 713-921-2949

Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province
Sister Mary Ellen Holohan, snjm
Treasurer
P.O. Box 398
Marylhurst, OR 97036
P: 877-296-7100
F: 503-675-7138

Sisters of the Holy Spirit and Mary Immaculate
Sister Gabriella Lohan
General Treasurer
Holy Spirit Convent
301 Yucca Street
San Antonio, TX 78203-2399
P: 210-533-5149
F: 210-533-3434
Email: Gabriella@shsp.org

Sisters of the Sorrowful Mother International Finance, Inc.
Sister M. Cecile Paulik
Controller
9056 North Deerbrook Trail
Brown Deer, WI 53223-2454
P: 414-357-8940
F: 414-357-8950

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-3591
Fax: (847) 938-9492
John.Berry@abbott.com



January 7, 2008

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by Sisters of Charity of Saint Elizabeth, Basilian Fathers of Toronto, Benedictine Sisters Charitable Trust (Texas), Benedictine Sisters of Virginia, Camilla Madden Charitable Trust, Catholic Health Initiatives, Catholic Healthcare Partners, Catholic Healthcare West, Benedictine Convent of Perpetual Adoration, Congregation of Divine Providence, Inc., Mount St. Scholastica Benedictine Sisters, Providence Trust, Sisters of Charity of the Incarnate Word, Houston, Texas, Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province, Sisters of the Holy Spirit and Mary Immaculate and Sisters of the Sorrowful Mother International Finance, Inc.

Ladies and Gentlemen:

On December 27, 2007, Abbott Laboratories submitted a request for a no-action letter to the Division of Corporation Finance requesting that the Staff concur with our view that, for the reasons stated in the request, the stockholder proposal (the "Proposal") submitted by Sisters of Charity of Saint Elizabeth, Basilian Fathers of Toronto, Benedictine Sisters Charitable Trust (Texas), Benedictine Sisters of Virginia, Camilla Madden Charitable Trust, Catholic Health Initiatives, Catholic Healthcare Partners, Catholic Healthcare West, Benedictine Convent of Perpetual Adoration, Congregation of Divine Providence, Inc., Mount St. Scholastica Benedictine Sisters, Providence Trust, Sisters of Charity of the Incarnate Word, Houston, Texas, Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province, Sisters of the Holy Spirit and Mary Immaculate and Sisters of the Sorrowful Mother International Finance, Inc. (the "Proponents") may properly be omitted from the proxy materials for Abbott's 2008 annual meeting of shareholders.


Abbott
A Promise for Life

On January 3, 2008, Abbott received a letter from Sister Barbara Aires, Coordinator of Corporate Responsibility of Sisters of Charity of Saint Elizabeth. The letter informed Abbott that the Sisters of Charity of Saint Elizabeth, as "Lead/primary filer" authorized to act on behalf of the Proponents, were withdrawing the Proposal. (Each of the other Proponents, in their original cover letters to us, copies of which were included with our original request, either expressly designated Sister Barbara Aires as their representative or the primary filer, or stated that they were co-filing or filing in conjunction, coordination or collaboration with the Sisters of Charity of Saint Elizabeth, and Sister Barbara Aires informed Abbott that she had confirmed the withdrawal with each of the other Proponents.) A copy of the withdrawal letter is enclosed as Exhibit A. We understand that Sister Barbara Aires sent a letter directly to the Securities and Exchange Commission confirming the withdrawal of the Proposal, a copy of which is attached to the withdrawal letter.

Based on the withdrawal of the Proposal by the Proponents, Abbott is hereby withdrawing the request for a no-action letter. A copy of this letter is being provided to each Proponent.

If the Staff has any questions or comments with respect to the foregoing, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847. 938.9492.

Thank you for your attention to this matter.

Very truly yours,

John A. Berry

Enclosures

cc: All representatives of the Proponents listed in Exhibit B.


Abbott
A Promise for Life

Exhibit A

Withdrawal Notification


Abbott
A Promise for Life


THE SISTERS OF CHARITY

P.O. BOX 476, CONVENT STATION, NEW JERSEY 07961-0476

FAX TRANSMISSION

Date: January 2, 2008

Please deliver immediately upon receipt to the following:

TO: Deborah K. Koenen, General Counsel
Abbott Laboratories

FAX #: 847-938-9492

FROM: Sister Barbara Aires
Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Telephone: (973) 290-5402
Fax: (973) 290-______

Number of pages including cover sheet: ____

COMMENTS:

Deborah,

Enclosed letters as stated on your voicemail. Filers still urge dialogue via Conference call. At least Mr. White would be important!

BAires

Happy New Year!


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

January 2, 2008

Mr. Miles White, CEO
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

By Fax 847-938-9492
Original by mail

Dear Mr. White,

Members of the Interfaith Center on Corporate Responsibility had looked forward to an informative and instructive dialogue with representatives of Abbott Laboratories on needed healthcare reform for all in the United States and our Company's position with respect to same. We continue to welcome dialogue with you and your colleagues.

I am authorized to advise you that the Sisters of Charity of Saint Elizabeth hereby withdraw the shareholder resolution entitled, "Healthcare Principles for the Health Care Industry", we submitted for inclusion in the 2008 Proxy Statement for consideration of the shareholders.

I am also authorized as the Lead/primary filer **to withdraw the aforesaid resolution for the following organizations:**

- Basilian Fathers of Toronto
- Benedictine Sisters Charitable Trust (Texas)
- Benedictine Sisters of Virginia
- Camilla Madden Charitable Trust (Michigan)
- Catholic Health Initiatives (Colorado)
- Catholic Healthcare Partners (Ohio)
- Catholic Healthcare West (California)
- Benedictine Convent of Perpetual Adoration (Missouri)
- Congregation of Divine Providence (Texas)



973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

SAIRES@SCNJ.ORG

- Mount Scholastica Benedictine Sisters, Providence Trust (Texas)
- The Congregation of the Sisters of Charity of the Incarnate Word (Texas)
- Sisters of the Holy Names of Jesus and Mary U.S. – Ontario Province (Oregon)
- Sisters of the Holy Spirit and Mary Immaculate (Texas)
- Sisters of the Sorrowful Mother International Finance (Wisconsin)

Enclosed is a copy of my letter to the Securities and Exchange Commission notifying them of the withdrawal of the resolution.

We look forward to discussion with our Company.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc.

cc: To all filers listed above

SBA/an


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

January 2, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Madam/Sir:

The Sisters of Charity of Saint Elizabeth hereby withdraw the shareholder resolution entitled, **"Healthcare Principles for the Health Care Industry,"** we submitted as shareholders in Abbott Laboratories for inclusion in the 2008 Proxy Statement.

Enclosed is a copy of my letter to Mr. Miles White, CEO of Abbott Laboratories indicating the **withdrawal of the resolution for consideration at the 2008 Annual Meeting.**

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc.

SBA/an



973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Exhibit B

Proponents' Representatives

Sisters of Charity of Saint Elizabeth
Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
P.O. Box 476
Convent Station, NJ 07961-0476
P: 973-290-5402
F: 973-290-5441
Email: baires@scnj.org

Basilian Fathers of Toronto
Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223
P: 313-272-5820
Email: weber@igc.org

Benedictine Sisters Charitable Trust (Texas)
Sr. Susan Mika, OSB
Director, Corporate Responsibility
285 Oblate Drive
San Antonio, TX 78216
P: 210-348-6704
F: 210-348-6745

Benedictine Sisters of Virginia
Sister Henry Marie Zimmermann, OSB
Treasurer
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217
P: 703-361-0106

Camilla Madden Charitable Trust
Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
1257 E. Siena Heights Drive
Adrian, MI 49221
P: 517-266-3521
Email: mweber@adriandominicans.org


Abbott
A Promise for Life

Catholic Health Initiatives
Colleen Scanlon
Senior Vice President, Advocacy
1999 Broadway , Suite 2600
Denver, CO 80202-4004
P: 303-383-2693
F: 303-298-9690

Catholic Healthcare Partners
Michael D. Connelly
President and CEO
615 Elsinore Place
Cincinnati, OH 45202
P: 513-639-2800
F: 513-639-2700

Catholic Healthcare West
Susan Vickers, RSM
Vice President Community Health
185 Berry Street, Suite 300
San Francisco, CA 94107-1739
P: 415-438-5500
F: 415-438-5724

Benedictine Convent of Perpetual Adoration
Sr. Valerie Stark, O.S.B.
Treasurer
Benedictine Monastery
31970 State Highway P
Clyde, MO 64432-8100
P: 660-944-2221
F: 660-944-2133

Congregation of Divine Providence, Inc.
Sr. Madonna Sangalli, CDP
Treasurer
P.O. Box 37345
San Antonio, TX 78237-0345
515 Southwest 24th Street
San Antonio, TX 78207-4619
P: 210-434-1866
F: 210-568-1050


Abbott
A Promise for Life

Mount St. Scholastica Benedictine Sisters
Rose Marie Stallbaumer, OSB
Treasurer
801 South 8th Street
Atchison, KS 66002
P: 913-360-6200
F: 913-360-6190

Providence Trust
Sr. Madonna Sangalli, CDP
Trustee/Administrator
515 SW 24th Street
San Antonio, TX 78207-4619

The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas
Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
P. O. Box 230969
6510 Lawndale
Houston , TX 77223-0969
P: 713-928-6053
F: 713-921-2949

Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province
Sister Mary Ellen Holohan, snjm
Treasurer
P.O. Box 398
Marylhurst, OR 97036
P: 877-296-7100
F: 503-675-7138

Sisters of the Holy Spirit and Mary Immaculate
Sister Gabriella Lohan
General Treasurer
Holy Spirit Convent
301 Yucca Street
San Antonio, TX 78203-2399
P: 210-533-5149
F: 210-533-3434
Email: Gabriella@shsp.org


Abbott
A Promise for Life

Sisters of the Sorrowful Mother International Finance, Inc.
Sister M. Cecile Paulik
Controller
9056 North Deerbrook Trail
Brown Deer, WI 53223-2454
P: 414-357-8940
F: 414-357-8950


END


Abbott
A Promise for Life